Exhibit 95

MINE SAFETY DISCLOSURE

The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 104 of Regulation S-K, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977.

During the second quarter of 2013, for each coal mine we operated: the total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under Section 104 of the Mine Act for which we received a citation from the Mine Safety and Health Administration (“MSHA”) was six (6) as shown in the following Table OXF-MSHA-1; the total number of orders issued under Section 104(b) of the Mine Act was zero (0); the total number of citations and orders for unwarrantable failure to comply with mandatory health or safety standards under Section 104(d) of the Mine Act was zero (0); the total number of flagrant violations under Section 110(b)(2) of the Mine Act was zero (0); the total number of imminent danger orders issued under Section 107(a) of the Mine Act was zero (0); the total dollar value of the proposed assessments from MSHA under the Mine Act was $4,395; and the total number of mining-related fatalities was zero (0). In addition, no coal mine of which we were the operator received written notice from MSHA of a pattern of violations, or the potential to have such a pattern, of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under Section 104(e) of the Mine Act. The legal actions pending before the Federal Mine Safety and Health Review Commission (the “Commission”) are shown in the following Table OXF-MSHA-2.

Table: OXF-MSHA-1 Quarter Ended June 30, 2013
Mining Complex	(A) Section 104	(B) Section 104(b)	(C) Section 104(d)	(D) Section 110(b)(2)	(E) Section 107(a)	(F) Proposed Assessments	(G) Fatalities	(H) Pending Legal Action
Cadiz	4	-	-	-	-	$700	-	-
Tuscarawas County	-	-	-	-	-	$776	-	1
Belmont County	-	-	-	-	-	$1,134	-	2
Plainfield	1	-	-	-	-	$200	-	-
New Lexington	-	-	-	-	-	$1,123	-	-
Harrison	-	-	-	-	-	-	-	1
Noble County	-	-	-	-	-	-	-	-
Muhlenberg County	1	-	-	-	-	$462	-	1
Totals	6	-	-	-	-	$4,395	-	5

(A)

The total number of violations of mandatory health or safety standards that could significantly and substantially (“S&S”) contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Mine Act (30 U.S.C. 814) for which the operator received a citation from MSHA.

(B)	The total number of orders issued under section 104(b) of the Mine Act (30 U.S.C. 814(b)).

(C)	The total number of citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Act (30 U.S.C. 814(d)).

(D)	The total number of flagrant violations under section 110(b)(2) of the Mine Act (30 U.S.C. 820(b)(2)).

(E)	The total number of imminent danger orders issued under section 107(a) of the Mine Act (30 U.S.C. 817(a)).

(F)	The total dollar value of proposed assessments from MSHA under the Mine Act (30 U.S.C. 801 et seq.). Includes proposed assessments for non-S&S citations.

(G)	The total number of mining-related fatalities.

(H)	The number of legal actions pending before the Commission involving such coal or other mine. See Table OXF-MSHA-2 below for information regarding pending legal actions.

Table: OXF-MSHA-2 Legal Actions Pending as of June 30, 2013
Docket Number MSHA Mine Name Oxford Mine Complex/Name MSHA ID Number	Citation No.	Date Issued	Proposed Civil Penalty Assessment	Status
LAKE 2012-482-R; Rice #1 Strip Belmont County 33-00965	7115094	2/28/2012	n/a

Two citations and one order were issued on February 28, 2012, in connection with a truck operator working under the bed of a truck while the bed was in the raised position. Oxford contested Order No. 7115094 and Citations No. 7115095 and 7115096 as Contestant in these matters. The parties engaged in successful settlement negotiations with respect to the two citations and the Order of Dismissal was entered January 3, 2013. The Company will file a notice to withdraw the contest of order 7115094 to resolve this pending litigation.

LAKE 2013-259 Rice #1 Strip Belmont County 33-00965	7106198 7106199	6/25/2012 6/25/2012	$1,842 $1,842

Two citations were issued: one in connection with the failure to follow ground control plan; and one relating to 3 miners (1 loader operator and 2 haul truck drivers) working and traveling approximately 25 feet from the toe of the open highwall face. On March 1, 2013, a Petition for Assessment was filed by the Secretary; the Answer to Petition was filed March 19, 2013. On July 10, 2013, the case was assigned to ALJ John Kent Lewis and a Prehearing Order was issued.

LAKE 2013-386 Tuscarawas Strip Tuscarawas County 33-04179	8041982 8044530	8/8/2012 1/31/2013	$190 $150

Two citations were issued: one for failure to provide an adequate berm on the slurry pit access road; and one related to a sanitary toilet that was placed in a location not convenient to the work site. On May 1, 2013, a Petition for Assessment was filed by the Secretary, and the Answer to Petition was timely filed on May 20, 2013. On June 5, 2013, the case was assigned to ALJ John Kent Lewis and a Prehearing Order was issued. The parties engaged in successful settlement negotiations, and thereafter the Secretary filed a Motion to Approve Settlement and Dismiss Proceedings proposing a reduction in the originally assessed amount from $340 to $265 and requesting that citation 8041982 be modified from “Reasonably Likely” to “Unlikely” and the S&S designation be deleted. The Secretary’s motion also requested that citation 8044530 be modified to reduce the injury reasonably expected from “Lost Workdays or Restricted Duty” to “No Lost Workdays.”

LAKE 2013-445 Snyder Mine Harrison County 33-04414	8042008	9/8/2012	$460

Citation issued for oil accumulation on Gorman-Rupp water pump. The citation was contested and a safety conference requested. On May 22, 2013, a Petition for Assessment was filed by the Secretary. On May 30, 2013, the case was designated for simplified proceedings eliminating the need for Respondent to file an Answer. Respondent’s Notice of Appearance in the case was filed June 5, 2013.

KENT 2013-440 Halls Creek Mine Muhlenberg County 15-18134	8507487 8507488	11/13/2012	$460 $460

Two citations were issued in connection with a Gorman skid water pump: one for an accumulation of combustible liquids, and one for a partially removed engine guard that allowed moving parts to be exposed. On February 25, 2013, the Secretary requested a 90-day extension in which to file the Petition for Assessment of Civil Penalty. The parties engaged in settlement discussions and, on March 21, 2013, submitted to Judge Lesnick a motion to approve settlement for a combined total of $560.